PROSPECTUS SUPPLEMENT NO. 6

to the Prospectus dated June 9, 2008

(Registration No. 333-148953)

ICP SOLAR TECHNOLOGIES INC.

This Prospectus Supplement No. 6 supplements and amends our prospectus dated June 9, 2008, as supplemented and amended by Prospectus Supplement No. 1 dated June 17, 2008, Prospectus Supplement No. 2 dated June 23, 2008, Prospectus Supplement No. 3 dated  August 5, 2008, Prospectus Supplement No. 4 dated September 15, 2008 and Prospectus Supplement No. 5 dated September 15, 2008 (collectively referred to herein as "Prospectus").

You should read this Prospectus Supplement No. 6 together with the Prospectus.

This Prospectus Supplement No. 6 includes the attached Current Report on Form 8K of ICP Solar Technologies Inc. as filed by us with the Securities and Exchange Commission on October 21, 2008.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 6 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 6 is October 21, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: (Date of earliest event reported): October 14, 2008

ICP SOLAR TECHNOLOGIES INC.
 (Exact name of registrant as specified in its charter)

NEVADA	000-51790	20-0643604
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation)

7075 Place Robert-Joncas Unit 131
Montreal, Quebec H4M 2Z2
(Address of Registrant’s principal executive offices)

(514) 270-5770
(Registrant’s telephone number, including area code)

(Not Applicable)
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01

Entry into Material Definitive Agreement.

ICP Solar Technologies Inc.("ICP") announced today that, effective October 14, 2008, it entered into a binding letter of intent setting forth the principal terms pursuant to which it will purchase all of the issued and outstanding shares of capital stock of Ibersolar Energía, S.A. ("Ibersolar"), a Spanish corporation, in exchange for a number of shares of ICP that will result in an ownership structure of ICP after the acquisition but before the Financing (defined below) of a 20% ownership of ICP by existing ICP shareholders and an 80% ownership of ICP by existing Ibersolar shareholders on a fully diluted basis, ("Acquisition"). The binding letter of intent does not include all of the terms applicable to the Acquisition, and ICP and Ibersolar have agreed to negotiate and enter into definitive legal documentation, as necessary, to evidence the Acquisition.

The closing of the Acquisition is subject to various conditions precedent, including:

the negotiation and execution of mutually acceptable legal documents evidencing the Acquisition;

the receipt of necessary consents and approvals of third parties and regulatory agencies by ICP and Ibersolar; and

the closing by ICP of a debt or equity financing resulting in proceeds of at least $15 million ("Financing").

ICP and Ibersolar have agreed to negotiate a definitive share purchase agreement for the Acquisition within six weeks of the effective date of the letter of intent, or as soon as practicable thereafter. The letter of intent shall terminate (a) if ICP does not receive a final term sheet acceptable to ICP and certain of its stockholders with respect to the Financing on or before December 15, 2008, or (b) if ICP and Ibersolar are unable to enter into definitive legal documentation regarding the Acquisition by December 15, 2008.

The description of the binding letter of intent contained in this Item 1.01 is qualified in its entirety by reference to the full text of the binding letter of intent filed as Exhibit 10.1 hereto, which is incorporated herein by reference.

SECTION 8

OTHER EVENTS

ITEM 8.01

OTHER EVENTS

On October 21, 2008, the Company issued a press release announcing the execution of the Binding Letter of Intent, which is filed as an exhibit hereto.

Item 9.01

Financial Statements and Exhibits.

(d)

Exhibits

10.1

Binding Letter of Intent, dated effective October 14, 2008, by and between ICP Solar Technologies Inc. and Ibersolar Energía S.A.

99.1

Press release dated October 21, 2008, of ICP Solar Technologies Inc., announcing the execution of the Binding Letter of Intent.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 21, 2008

ICP SOLAR TECHNOLOGIES INC.

/s/ Sass Peress
Sass Peress
President and Chief Executive Officer

3

Exhibit 10.1

BINDING LETTER OF INTENT– IBERSOLAR – ICP SOLAR

The present document is a binding Letter of Intent ("LOI") that sets out the basis for the acquisition of Ibersolar Energía, S.A. ("Ibersolar") by ICP Solar Technologies Inc. ("ICP") (collectively the "Parties") under the following terms and conditions:

1. ICP will acquire 100% of the shares of Ibersolar in exchange for a number of shares of ICP that will result in an ownership structure of ICP after the acquisition but before the Financing (defined in section 3 below) of a 20% ownership of ICP by existing ICP shareholders and an 80% ownership of ICP by existing Ibersolar shareholders on a fully diluted basis. ("Acquisition").

2. The Parties agree and undertake to enter into a mutually agreeable definitive share purchase agreement and any other documents necessary for the Acquisition, including an efficient tax and corporate structure for the Parties, within six weeks of the signing of this LOI, or as soon as practicable thereafter.

3. The closing of the Acquisition will be contingent upon the following: (a) Each of the Parties obtaining all consents and approvals as are necessary for the approval of the Acquisition and the execution of all related documents including, without limitation, a definitive share purchase agreement and, (b) closing of a financing by ICP of a minimum of US$15 million ("Financing").

4. ICP will present with Ibersolar a combined business plan of the Parties during the Financing.

The Parties will work together over the next 4 weeks to devise the new business plan and presentation of the combined entities comprised of the Parties.

5. In the event that (i) ICP does not receive a final term sheet from investors with terms that are acceptable to the Parties and the Investor Group (defined as Roswell Gemini and Platinum), for a minimum of US$15 million by December 15, 2008, or (ii) a definitive share purchase agreement and all other documents necessary for the Acquisition have not been executed by December 15, 2008, then this LOI shall become null and void.

6. The Parties undertake and guarantee not to enter into, engage in, nor entertain to enter into any change of control or financing transactions independently, except in the ordinary course of business, with other third parties at any time during the term of this LOI.

7. The Parties agree that this LOI shall be construed and governed by the laws of the state of Nevada. The Parties hereby agree to submit the resolution of any disputes or controversies relating hereto to the Courts of the province of Quebec, Canada.

8. The Parties agree that each Party shall be responsible for and pay for its own expenses including but not limited to legal and accounting fees, regardless of whether or not the contemplated transaction is consummated.

9. Other than what appears in the public domain, the Parties understand and agree that this LOI, the terms of the Acquisition and the negotiations thereof and any other information relating to the contemplated transaction, are confidential and shall not be disclosed to any third party, without the express written consent of the Parties.

10. This letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same.

IN WITNESS THEREOF, the Parties agree on the content of the LOI and, as evidence thereof, have signed this LOI, effective as of the later of the two dates appearing below.

Ibersolar Energía, S.A.	ICP Solar Technologies Inc.

Signed in: Barcelona	Signed in: Montreal

Date : October 13, 2008	Date : October 14, 2008
By : /s/Juan Camilo Echeverri	By: /s/Sass Peress
Juan Camilo Echeverri, President and CEO	Sass Peress, President and CEO

Exhibit 99.1

ICP Solar Announces Letter of Intent to Acquire Ibersolar of Spain
A Leading Provider of Solar Photovoltaic & Thermal Systems

MONTREAL, QUEBEC, CANADA – October 21, 2008 – ICP Solar Technologies Inc. (OTCBB: ICPR.OB, FRANKFURT: K1U.F), a developer, manufacturer and marketer of proprietary solar panels and products, today announced that it has entered into a binding Letter of Intent (“LOI”) to acquire Ibersolar Energía, S.A., a leading European manufacturer and supplier of solar photovoltaic systems, solar thermal systems, and absorption units.  The private company, established in 1999 and headquartered in Spain, has annualized sales of approximately €120 million and has been profitable since 2005.  Ibersolar photovoltaic modules provide clean electrical energy for residential, commercial and industrial applications worldwide.

Under the terms of the LOI, ICP will acquire 100% of the shares of Ibersolar.  The Parties agree and undertake to enter into a mutually agreeable definitive share purchase agreement and any other documents necessary for the acquisition within six weeks of the signing of the LOI, or as soon as practicable thereafter.  In addition, the closing of the acquisition is contingent upon financing by ICP of a minimum of $15 million on terms acceptable to both parties.  A financing plan (i.e., term sheet) must be arranged before December 15, 2008; additional terms are outlined in a Form 8K filed with the SEC. The new company structure after the acquisition, but before the financing, will be owned 20% by existing ICP shareholders and 80% by existing Ibersolar shareholders on a fully diluted basis.

“I am extremely pleased to announce the most important strategic decision in our company’s history,” said Sass Peress, Chairman and CEO of ICP Solar.  “By acquiring Ibersolar, ICP will see a twenty-fold increase in the size of its business and automatically become a recognized player in the burgeoning European market.  Ibersolar brings with it excellent solar applications, established R&D, strong supplier relationships, and a substantial customer base that spans commercial, industrial, and government entities across the continent.  We expect to realize distribution synergies and cross-fertilization of product lines immediately – particularly with regard to our Sunsei Wireless Greenmeters – and the acquisition is anticipated to be accretive to earnings within the first year of operation.   Ibersolar will also be able to leverage our proprietary solar rooftiles for applications in Europe and elsewhere.

“This is a game changer and one that we feel will bolster the company’s long-term growth outlook and solidify our position in the solar sector.  Upon completion of the merger, ICP will head into 2009 with a rapidly-expanding customer base, vast array of enticing solar products, and the technology to offer some of the most cost-efficient solutions to a world demanding clean, renewable energy.”

Ibersolar Energía offers a wide range of PV modules, grid-connected and off-grid inverters, mounting systems, solar trackers and monitoring equipment, as well as complete solar thermal systems, including high performance collectors, solar boilers, controllers, and thermal siphons.  The company has developed a roof system which integrates flexible amorphous silicon modules with waterproof membrane solutions, providing the highest guarantee of impermeability in a roof while achieving maximum energy production from the photovoltaic modules.  Additional information may be found at www.ibersolar.com.

About ICP Solar Technologies, Inc:

ICP Solar is a developer, manufacturer and marketer of solar panels, solar cell based products, solar monitoring software and solar power management solutions. Through the application of its own intellectual property and next-generation technologies, the Company aims to be the solar industry's innovation leader. For the past 20 years, ICP Solar has been a lead innovator in the consumer solar market and has now begun to apply that same innovation philosophy to the OEM, rooftop and power generation segment of the solar industry. ICP Solar's management has over 50 years of experience in the renewable energy sector. ICP Solar markets its products under its Sunsei brand of solar products and is the North American licensee of the Coleman(R) brand in the solar charger category. ICP Solar is also helping the environment by offering these solar technologies and green solutions to the renewable energy sector. The company's headquarters are located in Montreal, Canada, with an R&D center in St. John’s Canada and additional locations in the USA, Ireland, France and the UK.   Additional information may be found at www.icpsolar.com

ICP Solar Technologies Inc.
Sass Peress, Chief Executive Officer
514-270-5770

Investor Relations:
Chris Witty
cwitty@darrowir.com
646-438-9385

Public Relations:
Laurent Lafite, 514-270-5770
Llafite@icpsolar.com

This release may contain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "expects," "plans," "estimates," "intends," "believes," "could," "might," "will" or variations of such words and phrases. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of ICP Solar Technologies Inc. to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties which are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in ICP Solar Technologies Inc.’s Annual Report for the fiscal year ended January 31,2008, as filed on EDGAR at www.sec.gov. The risk factors identified in ICP Solar Technologies Inc. Annual Report are not intended to represent a complete list of factors that could affect ICP Solar Technologies Inc. Accordingly, readers should not place undue reliance on forward-looking statements. ICP Solar Technologies Inc. does not assume any obligation to update the forward-looking information contained in this press release.